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                              December 19, 2022

       Marc Angell
       Chief Executive Officer
       Marquie Group, Inc.
       7901 4th Street North, Suite 4000
       St. Petersburg, FL 33702-4305

                                                        Re: Marquie Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 22,
2022
                                                            File No. 333-267970

       Dear Marc Angell:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Cover Page

   1. You state that QuickCap, one of the selling shareholders, may offer and sell their shares of common stock at
prevailing prices or privately negotiated prices from time to time. Please note that an
at-the-market resale offering under Rule 415 is not available for registrants that do not have a
public market. We do not consider the OTC Pink to constitute a sufficient existing
market for selling shareholders to offer their shares at market prices.
                                                        Please revise your
prospectus to disclose that Quickcap will offer and sell their shares at a fixed price until your
shares are listed on a national securities exchange or quoted on the
                                                        OTC Bulletin Board,
OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in
privately negotiated transactions.
 Marc Angell
FirstName LastNameMarc    Angell
Marquie Group,  Inc.
Comapany19,
December  NameMarquie
              2022       Group, Inc.
December
Page 2    19, 2022 Page 2
FirstName LastName
Prospectus Summary, page 5

2. Please disclose the material terms of the MacRab Equity Commitment Agreement. Disclose, if true, that the company may not have access to the full amount
         available to it under the agreement.
Use of Proceeds, page 16

3. Please clarify in this section that the company received $35,000 in exchange for the promissory note issued to QuickCap, and describe how those proceeds were used.
Selling Stockholders, page 18

4. You disclose on the cover page and elsewhere in the prospectus that you are registering up to 75,000,000 shares of common stock for resale by the selling stockholders. However, it appears from the table on page 18 that each selling shareholder may sell up to 75,000,000 shares. Please advise.
Item. 16. Exhibits and Financial Statement Schedules, page 83

5. We note that Exhibits 23.1 and 23.2 contain audit reports. Please revise the exhibits to instead provide currently dated consents of the independent registered public accounting firms that conducted the audits. Refer to Item 601(b)(23) of Regulation S-K.
Signatures, page 86

6.       The registration statement must be signed by the company   s
controller or principal
         accounting officer. Therefore, please indicate, if true, that Mr. Angell is also signing in the capacity of principal accounting officer.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo,
Legal Branch Chief, at (202) 551-3453 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      John Thomas